[redacted]

12013647

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65863

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2011 (MM/DD/YY) AND ENDING 12-31-2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WCP Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Ranch Road
(No. and Street)

Woodside	CA	94602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Karan — 650-851-4639
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KJ 4/6

KJ 4/10

OATH OR AFFIRMATION

I, Jeff Karan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WCP Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Jeff Karan

Signature

CEO

Title

See attached for Notary.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE
CERTIFICATE OF ACKNOWLEDGMENT

State of California

County of Nevada

On Feb. 21st, 2012 before me, Jackie Moritzky, notary public
(here insert name and title of the officer)

personally appeared Jeff Karan

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Jackie Moritzky
Signature of Notary Public

JACKIE MORITZKY
Comm. #1935362
NOTARY PUBLIC CALIFORNIA
NEVADA COUNTY
My Comm. Expires MAY 7, 2015

(Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audited
(Title or description of attached document)

Report
(Title or description of attached document continued)

Number of Pages 2 Document Date 2-21-12

(Additional information)

CAPACITY CLAIMED BY THE SIGNER

- ☒ Individual (s)
- ☐ Corporate Officer

(Title)

- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other

INSTRUCTIONS FOR COMPLETING THIS FORM

Any acknowledgment completed in California must contain verbiage exactly as appears above in the notary section or a separate acknowledgment form must be properly completed and attached to that document. The only exception is if a document is to be recorded outside of California. In such instances, any alternative acknowledgment verbiage as may be printed on such a document so long as the verbiage does not require the notary to do something that is illegal for a notary in California (i.e. certifying the authorized capacity of the signer). Please check the document carefully for proper notarial wording and attach this form if required.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
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- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he/she/they,~~ is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
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- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
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- Securely attach this document to the signed document

WCP Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2011

Contents

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Member
WCP Securities, LLC
Woodside, California

I have audited the accompanying statement of financial condition of WCP Securities, LLC as of December 31, 2011 related statements of income, changes in member's equity, and changes in financial condition for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of WCP Securities, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of WCP Securities, LLC as of December 31, 2011 and the results of its income, changes in member's equity and changes in financial condition for the year then ended in conformity with the United States generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 19, 2012

WCP Securities, LLC
Statement of Financial Condition
December 31, 2011

Assets

Cash	$ 49,811
FINRA deposit	494
Securities	7,820
Receivables – related party	9,906
Total Assets	$ 68,031

Liabilities and Member's Equity

Liabilities	
Accounts payable	$ 1,651
Accounts payable – related party	1,943
Income tax payable	900
Total Liabilities	4,494
Member's Equity	
Member's equity	63,537
Total Liabilities and Member's Equity	$ 68,031

See accompanying notes to financial statements

WCP Securities, LLC
Statement of Income
For the Year Ended December 31, 2011

Revenue	
Success fees	$ 352,500
Interest and dividends	20
Total Revenues	$ 352,520
Expenses	
Commissions	315,647
Licenses and permits	250
Miscellaneous	125
Professional fees	24,490
Regulatory fees	5,875
Rent	550
Telephone	55
Total Expenses	346,992
Income Before Taxes	5,528
State Income Tax	1,700
Other Gain (Loss)	
Unrealized (loss)	(1,137)
Net Income	$ 2,691

See accompanying notes to financial statements

WCP Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2011

	Member's Equity
Balance, December 31, 2010	$ 46,446
Capital contribution	14,400
Net income	2,691
Balance, December 31, 2011	$ 63,537

See accompanying notes to financial statements

WCP Securities, LLC
Statement of Changes in Financial Condition
For the Year Ended December 31, 2011

Cash Flows from Operating Activities:	
Net Income from operations	$ 2,691
FINRA deposit	(134)
Securities	(7,820)
Receivables – related party	(9,906)
Accounts payable	(1,070)
Accounts payable – related party	705
Income tax payable	900
Net cash used by operating activities	(14,634)
Cash Flows from Investing Activities:	--
Cash Flows from Financing Activities:	
Capital contribution	14,400
Net cash provided by financing activities	14,400
Net decrease in cash	(234)
Cash: Beginning of the year	50,045
Cash: End of the year	$ 49,811
Supplemental Cash Flow Information	
Cash paid for interest	$ 0
Cash paid for state taxes	$ 800

See accompanying notes to financial statements

NOTE 1 - ORGANIZATION

WCP Securities, LLC (the "Company") is a Delaware Limited Liability Company as of February 27, 2003 and approved by the NASD on October 16, 2003 to operate as a broker/dealer. WCP Securities, LLC is engaged in the business of conducting private placements of securities. WCP Securities, LLC does not hold customer funds or securities. In June 2010 the Company was sold and changed its name to WCP Securities, LLC.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending December 31, 2011, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed Statements of Financial Accounting Standards ("SFAS")/ASC topics for the year to determine relevance to the Company's operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)
The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 3 - NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2011 the Company had complied with both requirements. See page 9 for the computation of net capital requirements.

NOTE 4 - INCOME TAXES

The Company is treated as a single member LLC for federal income tax purposes. Consequently, federal income taxes are not payable by or provided for the Company. Member is taxed individually on his share of the Company's earnings.

The State of California requires limited liability companies to pay $800 tax plus a fee based on gross revenue over $250,000. The accompanying financial statements include an $800 tax and $900 fee on gross revenue.

NOTE 5 - EXPENSE SHARING AGREEMENT

The Company has an agreement with its member to use his office facilities and will be billed approximately $150 per month for rent and overhead expenses. Expenses directly related to broker/dealer activity are an obligation of the Company. As of December 31, 2011 there is $1,943 payable to the member.

NOTE 6 - CONTINGENT LIABILITIES

In the normal course of the securities business the Company could be named as a plaintiff or a defendant in litigation. Currently the Company is a defendant in a cross complaint. Outside counsel for the Company has advised that at this stage of the proceedings they could not offer an opinion as to probable outcome of the matter. Accordingly, no provision for loss has been recorded in the accompanying financial statements for 2011.

NOTE 7 - SIPC SUPPLEMENTARY REPORT REQUIREMENT

During the year ended December 31, 2011, SIPC raised its member's assessment to 0.0025 of each member's securities business total revenue. The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2011 because the Company's SIPC Net Operating Revenues are under $500,000.

NOTE 8 - SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2011 through February 19, 2012, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

WCP Securities, LLC
Schedule I
Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2011

Computation of Net Capital

Member's Equity	$ 63,537
Non Allowable Assets:	
FINRA deposit	(494)
Receivables – related party	(9,906)
Haircut:	
Money Market	(996)
Securities	(1,190)
Net Capital	$ 50,951

Computation of Net Capital Requirements

Minimum net capital required 6-2/3 of total liabilities	$ 300
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 45,951
Deficient net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 50,502

Computation of Aggregate Indebtedness

Total liabilities	$ 4,494
Percentage of aggregate indebtedness to net capital	9%

Reconciliation

The following is a reconciliation at December 31, 2011 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d) (4).

Unaudited net capital computation	$ 50,951
Audited net capital computation	$ 50,951

See accompanying notes to financial statements

WCP Securities, LLC
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2011

A computation of reserve requirement is not applicable to WCP Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

WCP Securities, LLC
Schedule III – Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2011

Information relating to possession or control requirements is not applicable to WCP Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

PART II
Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a
Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Member
WCP Securities, LLC
Woodside, California

In planning and performing my audit of the financial statements of WCP Securities, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member
WCP Securities, LLC
Woodside, California

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 19, 2012